UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

COMARCO, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

200080109
(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin
Elkhorn, NE 68022		& Kratz, PC LLO
(402) 289-3217		Suite 3700 First National Tower
1601 Dodge Street
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2017
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 200080109	13D	Page 2 of 5 Pages

1. Name of Reporting Person
Elkhorn Partners Limited Partnership
2. Check the Appropriate Box if a Member of a Group
/X/ (a)	/ / (b)
3. SEC Use Only
4. Source of Funds
WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
/ /
6. Citizenship or Place of Organization
Nebraska
7. Sole Voting Power

6,795,872 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
6,795,872 Shares

10. Shared Dispositive Power

0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,795,872 Shares
12. Check Box if Aggregate Amount in Row 11 Excludes Certain Shares
/ /
13. Percent of Class Represented by Amount in Row 11
Approximately 46.5% of voting securities
14. Type of Reporting Person
PN

CUSIP NO. 200080109	13D	Page 3 of 5 Pages

Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership.  This filing constitutes Amendment No. 9 to the Schedule 13D of the Partnership.  The Partnership amends such prior Schedule 13D reports with respect to the common stock of Comarco, Inc. ("Comarco") by adding the following information to the items indicated.
ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
(a)–(b)  As of September 13, 2017, the Partnership owned 6,795,872 shares of Comarco common stock. The Comarco Form 10-Q for the quarter ended April 30, 2017 reported that there were outstanding 14,614,165 shares of Comarco common stock as of June 14, 2017.  Based on this number, the Partnership owns approximately 46.5% of the Comarco common stock.
(c)  The number of shares and ownership percentage of Comarco common stock described in this Item 5 do not include the shares of Comarco common stock issuable upon conversion of the Comarco preferred stock described in Item 6 below or exercise of the Warrant described in item 6 below, because the Partnership does not have the right to acquire beneficial ownership of such shares within 60 days. Other than the transactions described in Item 6 below, the Partnership has not engaged in any transactions related to the shares of Comarco common stock in the past 60 days.
ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Subscription Agreement, Comarco Preferred Stock and Warrant
On September 11, 2017, the Partnership purchased 2,000,000 shares of Series A Contingent Convertible Preferred Stock of Comarco at a price of $0.10 per share pursuant to a Subscription Agreement of even date therewith between Comarco and the Partnership (the "Subscription Agreement"). On the same date, another investor purchased 5,000,000 shares of the Comarco preferred stock on the same terms and conditions.  The terms of the Comarco preferred stock were established pursuant to the Amended and Restated Certificate of Determination of Preferences of Series A Contingent Convertible Preferred Stock of Comarco, Inc. (the "Certificate of Determination").
The Subscription Agreement also provides that, upon the earlier of (a) the occurrence of certain "Triggering Events" (as defined in the Certificate of Determination) or (b) immediately prior to the liquidation, dissolution or winding up of Comarco, Comarco will, for no additional consideration, issue to the Partnership a warrant to purchase shares of Comarco common stock (the "Warrant").  If issued, the Warrant will have a term of eight years and permit the Partnership to immediately purchase up to 7,210,600 shares of Comarco common stock at a price of $0.05 per share.
The Comarco preferred stock accrues a cumulative, non-compounding dividend of 5% and is senior to the Comarco common stock in any liquidation, dissolution or winding up and with respect to dividends.  The Comarco preferred stock is automatically convertible into Comarco common stock on a one-for-one basis upon the occurrence of certain "Triggering Events" (as defined in the Certificate of Determination).
The foregoing descriptions of the Subscription Agreement, the Comarco preferred stock and the Warrant are qualified in their entirety by reference to the Subscription Agreement, the Certificate of Determination and the form of the Warrant attached hereto as Exhibit A, Exhibit B and Exhibit C, respectively, and incorporated herein by reference.

CUSIP NO. 200080109	13D	Page 4 of 5 Pages

Comarco Board of Directors
Wayne Cadwallader, Managing Partner-Research of the Partnership, serves on Comarco's Board of Directors.
ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
Exhibit A:  Subscription Agreement for Series A Contingent Convertible Preferred Stock, dated September 11, 2017, between Comarco, Inc. and Elkhorn Partners Limited Partnership, incorporated herein by reference to Comarco's Form 8-K filed on September 13, 2017.
Exhibit B:  Amended and Restated Certificate of Determination of Preferences of Series A Contingent Convertible Preferred Stock of Comarco, Inc., incorporated herein by reference to Comarco's Form 8-K filed on September 13, 2017.
Exhibit C:  Form of Common Stock Purchase Warrant, incorporated herein by reference to Comarco's Form 8-K filed on September 13, 2017.

CUSIP NO. 200080109	13D	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
DATED:  September 13, 2017

Elkhorn Partners Limited Partnership
By:  Parsow Management LLC, General Partner
By:  /s/ Alan S. Parsow
Alan S. Parsow
Sole Manager